Corporate Update: Snipp Signs New MSA and Wins C$860,000+ Competitive

Bid to Provide Promotion Solutions for Leading North American Consumer

Goods Company; Closes Final Tranche of Financing With 59% Insider

Participation

TORONTO, April 18, 2018 -- Snipp Interactive Inc. ("Snipp" or the “Company”) (OTCQB:SNIPF) (TSX-V:SPN), a global provider of digital marketing promotions, rebates and loyalty solutions, today announced that it has signed a new MSA with a global household and personal care products consumer goods company and the first Statements of Service worth C$860,000+ pursuant to the MSA. The MSA and C$860,000+ contract were the result of the Company winning a competitive bid to continue to provide services in 2018 for this client in the US and Canada. Snipp has been working with this client since 2016 and is delighted that it was selected to continue the relationship for a third year in a row. The new contract covers a single Q4’2018 promotion and the MSA will cover a period of one year.

The Company is also pleased to announce the closing of its final tranche (“Final Tranche”) of the non-brokered private placement (the “Financing”), previously announced on April 5, 2018. The Final Tranche was comprised of 10,000,000 common shares at a price of CAD $0.10 per share, for gross proceeds of CAD $1 million of which 59% was from insiders. The Company also closed an over-allotment (the “Over-Allotment”) to the Financing comprised of 2,916,667 common shares at a price of CAD $0.12 per share, for gross proceeds of CAD $350,000. The four-month hold period for all shares issued under the Final Tranche and Over-Allotment will expire on August 19, 2018 in accordance with Canadian securities laws. Finder's fees were paid to an agent in connection with the Final Tranche and Over-Allotment and consisted of commission of CAD$36,000 and 337,000 warrants (“Finder’s Warrants”), with 222,000 Finder’s Warrants having an exercise price of CAD$0.10 and 115,000 Finder’s Warrants having an exercise price of CAD$0.12. Each Finder’s Warrant entitles the holder to purchase one common share at the applicable exercise price for a period of 2 years from the date of distribution.

“Winning a competitive bid is always a great testament to the relevance of our technology and the uniqueness of the services we provide to our clients. We are grateful for the opportunity to continue our relationship with this client,” commented Atul Sabharwal, CEO and founder of Snipp. “In addition, with the closing of our over-subscribed financing we are now in a great position to continue to innovate and disrupt in our existing markets, while also dedicating resources to the new markets we have recently entered, such as Hospitality and Cannabis. In the Cannabis market in particular, we have seen a tremendous response from an exceptionally wide range of companies. This became obvious after just a few weeks of signups for our Cannabis Marketing Resource Center (CMRC). Participating companies have ranged from large established traditional retailers such as Loblaws and media giants like the Globe & Mail, to a diverse assortment of private and public players of all sizes in the US & Canada. Interest in our CMRC has been across the entire Cannabis ecosystem, signaling that there is clearly a need for our expertise. Based on this response, we are excited to invest in and leverage our capabilities to help companies in this emerging space.”

Visit the Snipp website at http://www.snipp.com/ for Snipp’s full suite of solutions and examples of Snipp programs.

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Toronto, Canada with offices across the United States, Canada, Ireland, Europe, and India. The company is publicly listed on the OTCQB, of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED AMONGST THE TOP 500 FASTEST GROWING COMPANIES IN NORTH AMERICA On Deloitte’s 2017 Technology Fast 500™ List, for the second year in a row.

FOR FURTHER INFORMATION, PLEASE CONTACT:

MKR Group, Inc.

Todd Kehrli / Mark Forney

snipp@mkr-group.com

Snipp Interactive Inc.

Jaisun Garcha

Chief Financial Officer

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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